Exhibit 1.01
CONFLICT MINERALS REPORT
This is the Conflict Minerals Report (the “Conflict Minerals Report”) for Global Brass and Copper Holdings, Inc. and its subsidiaries (the “Company”, “we”, “our” or “us”) for calendar year 2017 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). Terms used and not otherwise defined in this Conflict Minerals Report have the definitions provided in Rule 13p-1 and the instructions to the Securities and Exchange Commission’s Specialized Disclosure Report on Form SD.
Introduction and Company Overview
The Company is a leading value-added converter, fabricator, processor and distributor of specialized non-ferrous products, including a wide range of sheet, strip, foil, bar, rod, tube and fabricated metal component products. While the Company primarily processes copper and copper-alloys, the Company also rerolls and forms certain other metals such as stainless steel, carbon steel and aluminum. Using mostly processed scrap, plus smaller amounts of virgin metals and other refined metals, we engage in metal melting and casting, rolling, drawing, extruding, welding and stamping to fabricate finished and semi-finished alloy products. Key attributes of copper and copper alloys are conductivity, corrosion resistance, strength, malleability, cosmetic appearance and bactericidal properties. The Company has three reportable operating segments: GBC Metals, LLC (d/b/a Olin Brass), Chase Brass and Copper Company, LLC and A.J. Oster, LLC. The Chase Brass segment does not use Conflict Minerals in the products it manufactures.
Product Overview
Our products are used in a variety of applications across diversified markets, including the building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer markets. We access these markets through direct mill sales, our captive distribution network and third-party distributors. We hold the exclusive production and distribution rights in North America for a free machining, lead-free brass rod product, which we sell under the Green Dot™ and Eco Brass® brand names. The vertical integration of the manufacturing capabilities of Olin Brass and the distribution capabilities of A.J. Oster allows us to access a wide variety of customers with both high and low volume demand for our products.
The following is a summary of our products, by operating segment:
Olin Brass: Olin Brass primarily manufactures, fabricates and converts specialized copper and brass sheet, strip, foil, tube and fabricated products. The Olin Brass segment also rerolls and forms other alloys such as stainless steel, carbon steel and aluminum. In particular, Olin Brass produces:

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products utilized in both the military and commercial munitions markets, such as strip and cups, that are used to produce shot shells, bullet jackets, centerfire, rimfire and small caliber military munitions;

•	strip for use in the production of dollar coins, quarters, dimes and nickels; and

•	strip and fabricated products used as electronic and electrical connectors for use in automobiles.

Chase Brass: Chase Brass primarily manufactures brass rod, including round, hexagonal and other shapes, ranging from 1/4 inch to 4.5 inches in diameter; however, as noted above, this segment does not add Conflict Minerals to the products it manufactures.
A.J. Oster: A.J. Oster primarily processes and distributes copper and copper-alloy sheet, strip and foil. In particular, A.J. Oster distributes:

•	copper-alloy strip and aluminum foil used for products in commercial and residential buildings;

•	copper-alloy strip and aluminum foil used in automobile production; and

•	copper-alloy strip used for electrical connectors in computers, consumer electronics and automobiles.
Some of the products fabricated or produced by the Company either (i) contain small amounts of tin as a component of the alloy or (ii) are plated with tin or gold for functional reasons. For certain of the Company’s products, tin is an alloy agent necessary to produce those products and achieve the particular properties required of those alloys. Both tin and gold are considered Conflict Minerals under the Rule.
Conflict Minerals Policy
In 2013, the Company adopted a policy to only purchase Conflict Minerals originated outside of the Democratic Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (collectively, the “DRC Countries”). Under this policy, the Company requires its suppliers of Conflict Minerals, or any alloys or products that include Conflict Minerals, to certify either (1) to the country of origin of the Conflict Minerals or (2) that the Conflict Minerals are from scrap or recycled sources. For purchases of Conflict Minerals that are in the form of or are derived from scrap or recycled materials, the Company requires its suppliers to certify that the scrap or recycled materials meets the definition for “scrap or recycled material” set forth in the Rule. The Company will not purchase Conflict Minerals from any supplier that cannot or will not provide a certification regarding the country of origin of the Conflict Minerals or, in the case of scrap or recycled materials, if the supplier cannot or will not certify that the scrap or recycled materials meets the definition for such material as set forth in the Rule. The Company also requires its suppliers of Conflict Minerals to provide prompt notice to us if the source of the Conflict Minerals changes.
Supply Chain
Unlike traditional metals companies, in particular those that engage in mining, smelting and refining activities, the Company is purely a metal converter, fabricator, processor and distributor. As such, the Company does not have direct relationships with smelters of Conflict Minerals, and does not perform or direct audits of these entities within the Company’s supply chain. The Company relies on our direct suppliers to provide information on the origin of the Conflict Minerals contained in raw materials and components supplied to the Company - including those that are supplied to them from upstream suppliers.
Reasonable Country of Inquiry
The Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1. The Company’s RCOI was reasonably designed to determine whether the Conflict Minerals contained in its products originated from the DRC Countries or came from recycled or scrap sources. As noted above, as a downstream purchaser of Conflict Minerals, the Company must rely on its direct suppliers to provide information on the origin of the Conflict Minerals contained in raw materials and components supplied to the Company.

While the RCOI indicated that the vast majority of the Company’s manufacturing operations is sourced through scrap, and only a small amount of tin used to manufacture alloys and the tin and gold used in plating operations are sourced indirectly from smelters, the Company concluded (as discussed further under “Due Diligence - Due Diligence Measures Performed - Identify and Assess Risk in the Supply Chain”), there exists a possibility that a very small amount of certain of its necessary Conflict Minerals may have originated in the DRC Countries. The Company undertook due diligence efforts (consistent with Rule 13p-1 and the instructions to Form SD) regarding the source and chain of custody of the Conflict Minerals in its products that are necessary to the functionality or production of those products.
Due Diligence

a.	Design of Due Diligence Framework
The Company’s due diligence measures are consistent with, in all material respects, the criteria set forth in the internationally-recognized due diligence framework described in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 and related supplements for tin, tantalum and tungsten and for gold.

b.	Due Diligence Measures Performed
The Company is a “downstream” consumer of necessary Conflict Minerals and is many steps removed from the “upstream” companies that smelt or refine Conflict Minerals. The Company does not mine Conflict Minerals or directly purchase any Conflict Minerals from conflict mineral smelters or refiners. The Company also does not have any direct suppliers that are located in any of the DRC Countries. Accordingly, the Company approached its Conflict Minerals due diligence efforts consistent with its position as a downstream company in the Conflict Minerals supply chain. The Company undertook the following diligence steps in accordance with the diligence framework established by the OECD:
1. Establish Company Management Systems. As noted above, in 2013, the Company adopted a Conflict Minerals Policy, which is applicable to all suppliers. The certifications that are required from each supplier summarize the Company’s policy and state the implications to the supplier if they fail to complete the certification or their products do not comply with the Company’s policy. The Company addresses compliance with the Rule and conducts its due diligence efforts through an internal, cross-disciplinary Conflict Minerals working group. The Conflict Minerals working group includes individuals from Company’s legal department, purchasing department, sales department, customer service and quality control. The Company conducts periodic internal training regarding Conflict Minerals and the Rule. The training materials include an explanation of Rule 13p-1’s objective of furthering the humanitarian goal of ending the extremely violent conflict in the DRC, which has been partially financed by the exploitation and trade of Conflict Minerals originating in the DRC. The training materials also provide an explanation of a reasonable country of origin inquiry and Conflict Minerals due diligence. The Company compiled a list of its suppliers of Conflict Minerals using supplier information provided by sourcing group members from the Company’s subsidiaries and divisions.
2. Identify and Assess Risk in the Supply Chain. To identify and assess risks regarding the source and origin of the Conflict Minerals in its supply chain, the Company electronically distributed to each of its suppliers of Conflict Minerals a questionnaire (“Questionnaire”) designed to elicit all of the critical information obtained by the widely used and recognized Electronics Industry Citizenship Coalition (EICC) / Global e-Sustainment Initiative (GeSI) template (the “EICC Template”), but with additional and enhanced questions not routinely covered by the EICC Template (i.e., that scrap suppliers “scrap” meets the definition for scrap under the Rule). The Company designed the Questionnaire to obtain information about each affected supplier’s Conflict Minerals policy and due diligence processes and the origin or source of the Conflict Minerals contained in the materials and products that the supplier provided to the Company. The Questionnaire also specifically requested that each responding supplier provide the names of all known smelters or refiners in its supply chain for each applicable conflict mineral. The Company followed up with its suppliers to obtain any missing or incomplete Conflict Minerals information from those suppliers who had not provided a satisfactory response to the Questionnaire.
Where a supplier’s response included the names and locations of smelters and refiners in that supplier’s Conflict Minerals supply chain, the Company compared those names to the lists of known Conflict Minerals smelters and refiners published by the Conflict-Free Sourcing Initiative (the “CFSI”), to the lists of participants in the Conflict Free Smelter’s Program of the CFSI, and to other publicly available information. In these situations, the Company reviewed the smelter information provided by such supplier, and it was determined that all of these suppliers had received some amount of material from the Malaysia Smelting Corporation (“MSC”). MSC is known to source Conflict Minerals (specifically, tin) from the DRC Countries, but MSC is listed as compliant with the CFSI’s Conflict-Free Smelter Program assessment protocols. MSC’s policy on Conflict Minerals currently states that between 15-20% of the tin it produces is sourced from predominantly artisanal miners in central Africa, and that the majority of such tin is currently from Rwanda and from the southern Katanga Province of the DRC that is not within the recognized conflict areas of Eastern DRC. MSC’s policy further states that all tin concentrates purchased by MSC from Rwanda and Katanga are obtained through the iTSCi program, a joint industry program of traceability and due diligence designed to address concerns over Conflict Minerals from central Africa. As described above, the Company is a downstream consumer of Conflict Minerals and is many steps removed from the “upstream” companies that smelt or refine Conflict Minerals. As such, the Company is unable to conclude the amount, if any, of the small percentage of materials that it indirectly sources from MSC that may have originated from the DRC Countries.
3. Strategy to Respond to Identified Risks. In connection with identifying and assessing risk in its supply chain, the Company reviewed all responses with an eye to “red flags” - that is inconsistencies in its suppliers’ responses to the Questionnaire or the risk that suppliers may be sourcing from the DRC Countries. The Company reviewed Questionnaire responses received from its suppliers to identify those presenting red flags. The Company also followed up with any suppliers who did not provide an initial response to the Questionnaire.
4. Independent Third-Party Audit of Smelter/ Refiner Due Diligence Practices. The Company does not have any direct supplier relationships with any tin, tantalum or tungsten smelters or gold refiners. As a downstream company that is several layers removed in the supply chain from such smelters and refiners, the Company’s 2017 due diligence efforts relied on the Conflict Free Smelter Initiative led by the CFSI.
5. Report Annually on Supply Chain Due Diligence. The Company has filed this Conflict Minerals Report as part of its Specialized Disclosure Report on Form SD for calendar year 2017. The Company has also made a copy of this Conflict Minerals Report for calendar year 2017 publicly available on its corporate website at http://ir.gbcholdings.com.

Results of Due Diligence Measures
Products that may include Conflict Minerals include sheet, strip, foil, bar, plate, tube and fabricated parts (however, as noted above, the Chase Brass segment does not add Conflict Minerals to the products it manufactures). As discussed in this Conflict Minerals Report, only one smelter in the Company’s supply chain had products or materials supplied to the Company during 2017 that might contain Conflict Minerals originating from a DRC Country. The Company reviewed a variety of information and determined that MSC is known to source Conflict Minerals (specifically, tin) from the DRC Countries but that such smelter is listed as compliant with the CFSI’s Conflict-Free Smelter Program assessment protocols.
Conflict Minerals Due Diligence Efforts
Consistent with historical practice, the Company’s ongoing conflict minerals due diligence efforts include: (1) consistently referencing and sharing the Company’s Conflict Minerals Policy with its suppliers; and (2) educating and training its employees regarding Conflict Minerals.